UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Vitaclean Holdings, Inc.

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      December 28, 2021

Physical address of issuer
165 Huber Street Secaucus, NJ 07094

Website of issuer
https://vitacleanhq.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
SAFE

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
January 27, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$176,595	$49,809
Cash & Cash Equivalents	$79,966	$2,522
Accounts Receivable	$264	$1,743
Short-term Debt	$213,732	$143,204
Long-term Debt	$36,265	$47,948
Revenues/Sales	$546,741	$359,972
Cost of Goods Sold	$231,718	$180,175
Taxes Paid	$-	$-
Net Income (Loss)	($145,235)	($49,248)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
11/21/2022

Vitaclean Holdings, Inc.





Up to $1,000,000 of SAFEs


Vitaclean Holdings, Inc., ("Vitaclean Holdings, Inc.", "Vitaclean", the "Company", "we", "us", or "our"), is offering up to $1,000,000 worth of SAFEs of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by January 27, 2023, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 13, 2023 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://vitacleanhq.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://seedinvest.com/vitaclean

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Vitaclean Holdings, Inc. ("the Company") is a Delaware C-Corporation, incorporated on December 28, 2021.

The Company is located at 165 Huber Street Secaucus, NJ 07094.

The Company's website is https://vitacleanhq.com/

The company was operated through two predecessor companies, Vitaclean Inc. and Vitaclean HQ Limited, which are now subsidiaries of Vitaclean Holdings Inc. Vitaclean Inc. was formed on May 16, 2019 in Delaware and Vitacelan HQ was formed in the UK on October 18, 2016.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://seedinvest.com/vitaclean and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of SAFEs being offered	$25,000
Maximum amount of SAFEs	$1,000,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	January 27, 2023
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 11 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The hair and scalp market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop products, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Kristina Velkova and Sara Douglas. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company does not have an employment contract in place with its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's subsidiaries have not filed a Form D for its previous offerings from 2019 and 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Fluctuations in foreign currency exchange rates affect financial results in U.S. dollar terms. A portion of the Company's revenues come from international operations. Revenues generated and expenses incurred by international subsidiaries are often denominated in local currencies. As a result, consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of the Company's international subsidiaries are translated from local currencies into U.S. dollars. The Company's financial results are subject to changes in exchange rates that impact the settlement of transactions in non local currencies.

The Company is a holding company and its only material assets are its ownership interests in Vitaclean HQ Limited and Vitaclean Inc. The Company is dependent upon distributions from its subsidiaries to pay taxes and other expenses and has no independent means of generating revenue. To the extent the Company may need funds to pay liabilities or to fund operations, and the subsidiaries are restricted from making distributions to the Holding Company under applicable agreements, laws or regulations, or do not have sufficient cash to make these distributions, the Holding Company may have to borrow funds to meet these obligations and operate the business. This could cause its liquidity and financial condition to be materially adversely affected.

The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The reviewing CPA has included a "subsequent events" note in the reviewed financials. The Company has evaluated subsequent events for the period from December 31, 2021, through November 8, 2022, which is the date the financial statements were available to be issued. In 2022, the Company entered into a Shopify Capital Agreement in the amount of $28,000, which bears a remittance rate of 17%.

Vitaclean HQ has the following related party transactions: During the past period, the Company borrowed from the co-founder and the officer, Sara Douglas, and no contract has been put in place. As of October 31, 2021, and October 31, 2020, the outstanding balances were $23,457 and $30,591, respectively. During the past period, the Company borrowed from the co-founder and the officer, Kristina Velkova, and no contract has been put in place. As of October 31, 2021,and October 31, 2020, the outstanding balances were $0 and $1,199, respectively. During the past period, the Company borrowed from a related party from the United States, Vitaclean Inc, and no contract has been put in place. As of October 31, 2021, and October 31, 2020, the outstanding balances were $0 and $11,420, respectively.

Vitaclean Inc has the following related party transactions: In 2019, the company received loans from its owner and Officer, Sara Douglas, in the amount of $20,000. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan is $12,264 and $11,964. In 2021, the Company received loans from its parent company, Vitaclean HQ fromThe United Kingdom in the amount of $39,929. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan is $39,929 and $0. In 2019, the Company received a Friends and Family loan from Sara Douglas's parents in the amount of $27,053. The loans bear no interest rate and have no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan is $27,053 and $27,053. The Company had certain receivables from Kristina Velkova, Co-Founder and Officer. As of December 31, 2021,and December 31, 2020, the outstanding balance of the amount due from Kristina Velkova amounted to $2,769 and $2,709, respectively. The Company had certain receivables from its parent company Vitaclean HQ from The United Kingdom. As of December 31, 2021, and December 31, 2020, the outstanding balance of the amount due from Vitaclean HQ amounted to $0 and $3,911, respectively.

The Company has outstanding liabilities. The Company owes (i) Metro Bank PLC $36,265 (ii) PayPal $20,614 (iii) Friends & Family $27,053 (iv) Sara Douglas $12,264 (v) $26,396 for a Shopify Merchant Loan.

Risks Related to the Securities

The SAFEs will not be freely tradable until one year from the initial purchase date. Although the SAFEs may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFEs. Because the SAFEs have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the SAFEs have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the SAFEs may also adversely affect the price that you might be able to obtain for the SAFEs in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling SAFEs that will convert into shares in limited circumstances. These SAFEs only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of of their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the SAFEs will convert into a yet-to-be-determined class of preferred stock. If the SAFEs convert because they have reached their maturity date, the SAFEs will convert based on a $5,000,000 valuation cap. If the SAFEs convert due to a qualified equity financing, the SAFEs will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the SAFEs. The SAFEs is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFEs can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the SAFEs offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business
Vitaclean is a vitamin C shower head company that sells aromatherapy, filtered shower heads and accessories. Vitaclean sells filters, scrub, robes and hair turbans. The Company has seven aromatherapy vitamin C shots-citrus, lemon-mango, coconut, vanilla, rose, lavender, jasmine, and unscented. The Company sells their product through Shopify 's e-commerce platform.

The company was operated through two predecessor companies, Vitaclean Inc. and Vitaclean HQ Limited, which are now subsidiaries of Vitaclean Holdings Inc. Vitaclean Inc. was formed on May 16, 2019 in Delaware and Vitacelan HQ was formed in the UK on October 18, 2016.

Business Plan

Vitaclean is a vitamin C shower head company that sells aromatherapy, filtered shower heads and accessories. Vitaclean sells filters, scrub, robes and hair turbans. The Company has seven aromatherapy vitamin C shots-citrus, lemon-mango, coconut, vanilla, rose, lavender, jasmine, and unscented. The Company sells their product through Shopify 's e-commerce platform.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.5%of the proceeds, or $47,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.5% of the proceeds, or $85,000, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing	67%	70%	67%
New Product Line	20%	30%	20%
Interactive Customer Database	13%	0%	13%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Kristina Velkova	Co-CEO	Co-CEO
Sara Douglas	Co-CEO	Co-CEO
Richard Blankenship	Director	Board Member

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Equity	137,181	Yes	No	None	100%	None

The Company has no current, outstanding debt agreements or long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and factoring liabilities.

Ownership
A majority of the Company is owned by Kristina Velkova and Sara Douglas.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Kristina Velkova	50,000 common shares	36.4482%
Sara Douglas	50,000 common shares	36.4482%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Vitaclean HQ Limited was incorporated on October 18, 2016 in the country of England under the name SKVD Enterprise LTD. On May 24, 2017 the company changed the name to Vitaclean HQ Limited. The financial statements of Vitaclean HQ Limited (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in London, United Kingdom.

Vitaclean Inc. was incorporated on May 16, 2019, in the state of Delaware. The financial statements of Vitaclean Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Secaucus, New Jersey.

The company was operated through two predecessor companies, Vitaclean Inc. and Vitaclean HQ Limited, which are now subsidiaries of Vitaclean Holdings Inc. Vitaclean Inc. was formed on May 16, 2019 in Delaware and Vitacelan HQ was formed in the UK on October 18, 2016.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $82,503.46 in cash on hand as of October 31, 2022 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The SAFEs are being offered with a valuation cap of $5,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

The company was operated through two predecessor companies, Vitaclean Inc. and Vitaclean HQ Limited, which are now subsidiaries of Vitaclean Holdings Inc. Vitaclean Inc. was formed on May 16, 2019 in Delaware and Vitacelan HQ was formed in the UK on October 18, 2016. A description of these prior offerings can be found in the Reviewed Financials, attached as the Exhibit B hereof as well as the "Prior Rounds" section of the SeedInvest profile, a form of which is attached as the Exhibit C hereof.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the SAFEs.

The SAFEs sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).

- Once a "qualified equity financing" occurs, the SAFEs thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the SAFEs sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the SAFEs plus accrued unpaid interest, or the amount of stock the SAFEs would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

The securities into which the SAFEs in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The SAFEs in the Regulation D offering convert under similar terms to the SAFEs in this Regulation CF offering.

Dilution
Even once the SAFEs converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible SAFEs into shares. Typically, the terms of convertible SAFEs issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible SAFEs get to convert their SAFEs into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible SAFEs may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible SAFEs get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible SAFEs will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Vitaclean HQ Limited

During the past period, the Company borrowed from the co-founder and the officer, Sara Douglas,and no contract has been put in place. As of October31, 2021,and October 31, 2020, the outstanding balances were $23,457 and $30,591, respectively.

During the past period, the Company borrowed from the co-founder and the officer, Kristina Velkova, and no contract has been put in place. As of October 31, 2021,and October 31, 2020, the outstanding balances were $0 and $1,199, respectively.

During the past period, the Company borrowed a related party from the United States, Vitaclean Inc, and no contract has been put in place. As of October 31, 2021, and October 31, 2020, the outstanding balances were $0 and $11,420, respectively

Vitaclean Inc.
In 2019,the company received loans from its owner and Officer,Sara Douglas,in the amount of $20,000. The loan bears interest rate and has no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan is $12,264 and $11,964.

In 2021, theCompany received loans from its parent company,Vitaclean HQfromThe United Kingdom In the amount of $39,929. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, and December 31,2020, the outstanding balance of this loan is $39,929and $0.

In 2019, theCompany receivedFriends and Family loan from Sara Douglas's parents in the amount of $27,053. The loans bear no interest rate and have no defined maturity date. As of December 31,2021, and December 31, 2020, the outstanding balance of this loan is $27,053and $27,053.

TheCompany had certain receivables from KristinaVelkova,Co-Founder andOfficer. As of December 31,2021,andDecember 31, 2020, the outstanding balance of the amount due from Kristina Velkova amounted to $2,769 and $2,709,respectively.

TheCompany had certain receivables from its parent company Vitaclean HQ from The United Kingdom. As of December 31,2021,and December 31, 2020, the outstanding balance of the amount due fromVitaclean HQamounted to $0 and$3,911, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFEs. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $124,000, the investor is limited to the greater of $2,500 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $124,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $124,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Sara Douglas
_____
(Signature)

Sara Douglas
_____
(Name)

Co-CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Kristina Velkova
_____
(Signature)

Kristina Velkova
_____
(Name)

Co-CEO
_____
(Title)

11/21/2022
_____
(Date)

Sara Douglas
_____
(Signature)

Sara Douglas
_____
(Name)

Co-CEO
_____
(Title)

11/21/2022
_____
(Date)

_____
(Signature)

Richard Blankenship

(Name)

Director

(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

VITACLEAN HQ LIMITED

FINANCIAL STATEMENTS
YEAR ENDED OCTOBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Vitaclean HQ Limited
London, the United Kingdom

We have reviewed the accompanying financial statements of Vitaclean HQ Limited (the "Company,"), which comprise the balance sheet as of October 31, 2021 and October 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending October 31, 2021 and October 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 9, 2022
Los Angeles, California

VITACLEAN HQ LIMITED

BALANCE SHEET

(UNAUDITED)

As of October 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 54,664	$ 1,978
Acccounts Receivable, net	-	83
Inventory	36,315	7,322
Prepaids and Other Current Assets	5,385	4,305
Total Current Assets	**96,363**	**13,688**
Total Assets	**$ 96,363**	**$ 13,688**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 15,845	$ 7,338
Short-term loan	-	20,614
Shareholder Loan	23,457	31,790
Other Current Liabilities	1,061	998
Total Current Liabilities	**40,362**	**60,741**
Promissory Notes and Loans	36,265	47,948
Total Liabilities	**76,628**	**108,688**
STOCKHOLDERS EQUITY		
Common Stock	186	160
Additional Paid in Capital	275,891	94,050
Retained Earnings/(Accumulated Deficit)	(256,341)	(189,211)
Total Stockholders' Equity	**19,736**	**(95,001)**
Total Liabilities and Stockholders' Equity	**$ 96,363**	**$ 13,688**

See accompanying notes to financial statements.

VITACLEAN HQ LIMITED

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended October 31,		**2021**		**2020**
(USD $ in Dollars)				
Net Revenue	$	82,899	$	106,830
Cost of Goods Sold		39,652		37,442
Gross profit		43,247		69,387
Operating expenses				
General and Administrative		105,193		80,355
Research and Development		25		123
Sales and Marketing		4,967		4,751
Total operating expenses		110,184		85,229
Operating Income/(Loss)		(66,937)		(15,842)
Interest Expense		193		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(67,130)		(15,842)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(67,130)**	**$**	**(15,842)**

See accompanying notes to financial statements.

VITACLEAN HQ LIMITED
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—October 31, 2019	117,289	$ 154	$ -	$ (173,369)	$ (173,215)
Capital Contribution		6	94,050		94,056
Net income/(loss)				(15,842)	(15,842)
Balance—October 31, 2020	117,289	160	94,050	$ (189,211)	$ (95,001)
Issuance of Stock	19,892	27	181,841		181,867
Net income/(loss)				(67,130)	(67,130)
Balance—October 31, 2021	**137,181**	**$ 186**	**$ 275,891**	**$ (256,341)**	**$ 19,736**

See accompanying notes to financial statements.

VITACLEAN HQ LIMITED
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended October 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(67,130)	$	(15,842)
Changes in operating assets and liabilities:				
Acccounts receivable, net		83		1,575
Inventory		(28,992)		(7,322)
Prepaids and Other Current Assets		(1,080)		(4,305)
Accounts Payable		8,507		2,068
Other Current Liabilities		63		(12,007)
Net cash provided/(used) by operating activities		**(88,551)**		**(35,834)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		181,867		94,056
Shareholder Loans		(8,334)		(17,266)
Repayment of Promissory Notes and Loans		(32,296)		(41,403)
Net cash provided/(used) by financing activities		**141,237**		**35,388**
Change in Cash		52,686		(446)
Cash—beginning of year		1,977		2,424
Cash—end of year	**$**	**54,664**	**$**	**1,977**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

VITACLEAN HQ LIMITED
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO OCTOBER 31, 2021 AND OCTOBER 31, 2020

1.   NATURE OF OPERATIONS

Vitaclean HQ Limited was incorporated on October 18, 2016 in the country of England under the name SKVD Enterprise LTD. On May 24, 2017 the company changed the name to Vitaclean HQ Limited. The financial statements of Vitaclean HQ Limited (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in London, United Kingdom.

Vitaclean is a vitamin C shower head company that sells aromatherapy, filtered shower heads and accessories. Vitaclean sells filters, scrub, robes and hair turbans. The Company has seven aromatherapy vitamin C shots- citrus, lemon-mango, coconut, vanilla, rose, lavender, jasmine, and unscented. The Company sells their product through Shopify's e-commerce platform.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the October 31st as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 31, 2021, and October 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of October 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to the finished goods are determined using an average cost method.

Income Taxes

Bioself Technology LTD is a UK limited liability company for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of aromatherapy, filtered shower heads, and accessories.

Cost of sales

Costs of goods sold include the cost of equipment sold, distribution services, and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended October 31, 2021, and October 31, 2020 amounted to $4,967 and $4,751, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 9, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	36,315	7,322
Total Inventory	$ 36,315	$ 7,322

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaids	5,385	4,305
Total Prepaids and Other Current Assets	$ 5,385	$ 4,305

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
VAT	1,061	-
Payroll payable	-	998
Total Other Current Liabilities	$ 1,061	$ 998

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 137,181 shares of Common Shares with a par value of GBP 0.001. As of October 31, 2021, and October 31, 2020, 137,181 and 117,289 shares have been issued and are outstanding, respectively.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Metro Bank PLC- Loan	$ 36,265	2.50%	6/15/2020	6/15/2026	$ 907	$ 1,401	$ -	$ 36,265	$ 36,265	$ 494	$ 494	$ -	$ 36,527	$ 36,527
Vitaclean, Inc- loan payable	$ 11,420	0.00%	Fiscal year 2020	paid off	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 11,420	$ 11,420
PayPal Loan	$ 20,614		Fiscal year 2020	Paid off	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 20,614	$ -	$ 20,614
Total					$ 907	$ 1,401	$ -	$ 36,265	$ 36,265	$ 494	$ 494	$ 20,614	$ 47,948	$ 68,562

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	-
2023		-
2024		-
2025		-
2026		36,265
Thereafter		-
Total	$	**36,265**

7. INCOME TAXES

The provision for income taxes for the year ended October 31, 2021 and October 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(12,755)	$	(3,010)
Valuation Allowance		12,755		3,010
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at October 31, 2021, and October 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(39,103)	$	(26,348)
Valuation Allowance		39,103		26,348
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of October 31, 2021 and October 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of October 31, 2021, and October 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of October 31, 2021, and October 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

During the past period, the Company borrowed from the co-founder and the officer, Sara Douglas, and no contract has been put in place. As of October 31, 2021, and October 31, 2020, the outstanding balances were $23,457 and $30,591, respectively.

During the past period, the Company borrowed from the co-founder and the officer, Kristina Velkova, and no contract has been put in place. As of October 31, 2021, and October 31, 2020, the outstanding balances were $0 and $1,199, respectively.

During the past period, the Company borrowed related party from the United States, Vitaclean Inc, and no contract has been put in place. As of October 31, 2021, and October 31, 2020, the outstanding balances were $0 and $11,420, respectively.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of October 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from October 31, 2021, through November 9, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $66,938, an operating cash flow loss of $88,551, and liquid assets in cash of $54,664, which less than a year's worth of cash reserves as of October 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

VITACLEAN, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Vitaclean, Inc.
Secaucus, New Jersey

We have reviewed the accompanying financial statements of Vitaclean, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 8, 2022
Los Angeles, California

VITACLEAN INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 25,302	$ 544
Acccounts Receivable, net	264	1,660
Inventory	51,897	14,446
Due from Related Parties	2,770	6,620
Prepaids and Other Current Assets	-	12,851
Total Current Assets	**80,232**	**36,121**
Total Assets	**$ 80,232**	**$ 36,121**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 50,306	$ 2,853
Credit Cards	16,838	15,250
Current Portion of Loans and Notes	27,053	27,053
Forward Financing	26,396	21,187
Shareholder Loan	52,193	11,964
Other Current Liabilities	584	4,156
Total Current Liabilities	**173,370**	**82,463**
Total Liabilities	**173,370**	**82,463**
STOCKHOLDERS EQUITY		
Common Stock	100	-
Additional Paid in Capital	31,210	-
Retained Earnings/(Accumulated Deficit)	(124,447)	(46,342)
Total Stockholders' Equity	**(93,137)**	**(46,342)**
Total Liabilities and Stockholders' Equity	**$ 80,232**	**$ 36,121**

See accompanying notes to financial statements.

VITACLEAN INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
Net Revenue	$	463,842	$	253,142
Cost of Goods Sold		192,066		142,733
Gross profit		271,776		110,409
Operating expenses				
General and Administrative		133,387		99,822
Research and Development		1,496		4,673
Sales and Marketing		201,265		32,556
Total operating expenses		336,148		137,052
Operating Income/(Loss)		(64,372)		(26,642)
Interest Expense		13,733		6,764
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(78,105)		(33,406)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(78,105)**	**$**	**(33,406)**

See accompanying notes to financial statements.

VITACLEAN INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2019	-	$ -	$ -	$ (12,936)	$ (12,936)
Net income/(loss)				(33,406)	(33,406)
Balance—December 31, 2020	-	-	-	$ (46,342)	$ (46,342)
Issuance of Stock	1,000	100	31,210.30		31,310
Net income/(loss)				(78,105)	(78,105)
Balance—December 31, 2021	**1,000**	**$ 100**	**$ 31,210**	**$ (124,447)**	**$ (93,137)**

See accompanying notes to financial statements.

VITACLEAN INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(78,105)	$	(33,406)
Changes in operating assets and liabilities:				
Acccounts receivable, net		1,396		8,292
Inventory		(37,451)		(14,446)
Prepaids and Other Current Assets		12,851		(12,851)
Due from Related Parties		3,851		(6,536)
Accounts Payable		47,453		1,353
Credit Cards		1,588		15,250
Other Current Liabilities		(3,572)		4,155
Net cash provided/(used) by operating activities		**(51,990)**		**(38,189)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		31,310		-
Forward Financing		5,209		12,238
Borrowing on Shareholder Loans		40,229		(8,036)
Borrowing on Promissory Notes and Loans		-		27,053
Net cash provided/(used) by financing activities		**76,748**		**31,255**
Change in Cash		24,758		(6,934)
Cash—beginning of year		544		7,478
Cash—end of year	**$**	**25,302**	**$**	**544**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	13,733	$	6,764
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Vitaclean Inc. was incorporated on May 16, 2019, in the state of Delaware. The financial statements of Vitaclean Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Secaucus, New Jersey.

Vitaclean is a vitamin C shower head company that sells aromatherapy, filtered shower heads and accessories. Vitaclean sells filters, scrubs, robes, and hair turbans. The Company has seven aromatherapy vitamin C shots, citrus, lemon-mango, coconut and vanilla, rose, lavender, jasmine, and unscented. The Company sells through the Shopify e-commerce platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw finished goods which are determined using a FIFO (first-in-first-out) method.

Income Taxes

Vitaclean, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its aromatherapy, filtered shower heads, and accessories.

Cost of sales

Costs of goods sold include the cost of goods sold, shipping costs, and transaction fees

.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $201,265 and $32,556, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 8, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	51,897	14,446
Total Inventory	**$ 51,897**	**$ 14,446**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepayments	-	12,851
Total Prepaids and Other Current Assets	**$ -**	**$ 12,851**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued payable	-	3,846
Tax Payable	584	310
Total Other Current Liabilities	**$ 584**	**$ 4,156**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000 shares of Common Stock with a par value of $0.1. As of December 31, 2021, and December 31, 2020, 1,000 shares and 0 shares have been issued and are outstanding, respectively.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2021			For the Year Ended December 2020		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Friends&Family loan- Sigrun K Baldvinsdottir	$ 20,000	0.00%	Not set	$ 20,000	$ -	$ 20,000	$ 20,000	$ -	$ 20,000
Friends&Family loan- Francis Douglas Loan	$ 7,053	0.00%	Not set	$ 7,053	$ -	$ 7,053	$ 7,053		$ 7,053
Total				**$ 27,053**	**$ -**	**$ 27,053**	**$ 27,053**	**$ -**	**$ 27,053**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 27,053
2023	-
2024	-
Thereafter	-
Total	**$ 27,053**

Forward Financing

During fiscal year 2021, the Company entered into a Merchant Loan Agreement with Shopify Capital in the amount of $130,000. Cost of funds is $16,900 and the repayment rate is 17%. The lender provides the Company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, December 31,2020, the outstanding balance of this kind of financing is in the amount of $26,396 and $21,187, and entire amount is classified as the current portion.

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021			For the Year Ended December 2020		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Vitaclean HQ- parent company	$ 39,929	0.00%	Fiscal Year 2021	No set maturity	$ 39,929		$ 39,929	$ -	$ -	$ -
Sara Douglas	$ 12,264	0.00%	Fiscal Year 2019	No set maturity	$ 12,264		$ 12,264	$ 11,964		$ 11,964
Total					**$ 52,193**	**$ -**	**$ 52,193**	**$ 11,964**	**$ -**	**$ 11,964**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(21,174)	$	(9,187)
Valuation Allowance		21,174		9,187
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(33,711)	$	(12,537)
Valuation Allowance		33,711		12,537
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $122,585, and the Company had state net operating loss ("NOL") carryforwards of approximately $122,585. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

In 2019, the company received loans from its owner and Officer, Sara Douglas, in the amount of $20,000. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan is $12,264 and $11,964.

In 2021, the Company received loans from its parent company, Vitaclean HQ from The United Kingdom in the amount of $39,929. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan is $39,929 and $0.

In 2019, the Company received Friends and Family loan from Sara Douglas's parents in the amount of $27,053. The loans bear no interest rate and has no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan is $27,053 and $27,053.

The Company had certain receivables from Kristina Velkova, Co-Founder and Officer. As of December 31, 2021, and December 31, 2020, the outstanding balance of the amount due from Kristina Velkova amounted to $2,769 and $2,709, respectively.

The Company had certain receivables from its parent company Vitaclean HQ from The United Kingdom. As of December 31, 2021, and December 31, 2020, the outstanding balance of the amount due from Vitaclean HQ amounted to $0 and $3,911, respectively.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through November 8, 2022, which is the date the financial statements were available to be issued.

In 2022, the Company entered into a Shopify Capital Agreement in the amount of $28,000, which bears a remittance rate of 17%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $64,372, an operating cash flow loss of $51,990, and liquid assets in cash of $25,302, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C

PDF of SI Website


VITACLEAN
The Leaders of Shower Wellness
THE BEST SHOWER
WAKE UP BOSS UP

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Vitaclean

Triple-filtered showerhead with aromatherapy to improve hair and skin health

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$1,000 Minimum

$5,000,000 Valuation cap

INVEST IN VITACLEAN

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.vitacleanhq.com

Share:

Vitaclean is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Achieved nearly $1.7M in lifetime revenue after launching products in the UK in 2018 and in the US in 2019 and grew revenue 53% YoY from 2020 to 2021 (unaudited)
- Established an online customer base of over 17K customers by creating a subscription model with a 70% retention rate over a 30 month period and a YoY subscriber base growth of ~120% with plans to expand into retail
- Attained a sales structure with a calculated LTV/CAC ratio of 10.8 ($422 LTV & $39 CAC), a gross margin of 59%, and positive ROI on the first order
- VC supported and female founded with key team members including a Head of Growth that helped grow Honey, Dollar Shave Club, and more
- Built a social media following of 40K+ and featured in media publications including Vogue, Business Insider, GQ, Cosmopolitan, and more

Fundraise Highlights

- Total Amount Raised: US $500,000
- Total Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: SAFE Note
- Valuation Cap: US $5,000,000
- Offering Type: Side by Side Offering

This is a whole new level of showering! Upgrading your water quality can make a huge difference in your hair, skin, and your daily life. Vitaclean's triple-filtered showerheads are infused with vitamin C & create a scented therapeutic experience.



Problem

More than 100M Americans suffer from skin issues, many of which can be caused by bad water conditions. Unfiltered water, both hard and soft, carries chlorine, harsh minerals and impurities from dirty, rusty pipes that damage skin and hair. This water can cause weakened hair follicles, flaky skin, psoriasis, eczema flare-ups, and an overall lack of confidence and lack of feel-good in the quality of skin and hair.

Product/Solution

Vitaclean's triple-filtered showerheads capture pipe rust, harsh minerals, and dirt. They are infused with vitamin C and essential oils, which can improve damaged skin and hair conditions while providing a spa-like shower experience.

Traction

Vitaclean's improved wellness and spa-like shower experience have made it possible to establish a continuously growing and loyal consumer base. Our focus on the combination of a healthy and therapeutic experience has contributed to our subscription business model achieving a customer retention rate of 70% over a 30-month period. To continue growing our recurring customer base and social media followers, Vitaclean is planning to launch a rebrand in 2023. We worked with a world-class agency, Concrete Design, which has worked with brands such as Amazon Prime, Bite Beauty, Sephora, and more. Concrete helped us develop a cohesive, bold, and gender-neutral look and feel. Our goals are to increase the percentage of male customers from the current 22% of total customers, launch more products to increase customers' AOV and LTV value, and begin to expand the business into retail. We aim to become a holistic shower wellness brand that offers a full range of products that help people feel and look their best.

Gallery







Wall Mount Starter Kit.

Our top-selling item is the Wall Mount Showerhead.

Media Mentions





The Team

Founders and Officers



Kristina Velkova

CO-CEO

Co-CEO in charge of leading operations, marketing, branding, and team.

I graduated from the Fashion Institute of Technology where I studied business & product development. I previously worked 3+ years in Brand Development, Marketing, & Content Creation while also having 10+ years experience as a professional model for brands including Dior, Burberry, Loreal, and many more.



Sara Douglas

CO-CEO

Co-CEO in charge of leading logistics and supply chain, product development, and legal.

I graduated from the University of Sydney before working 5+ years in tech consultancy where I primarily focused on content, influencer marketing, and app-building. For another 1.5 years I worked in Fintech during 2013/14 in the UK at IWOCA, a company which provides loans for SME's to expand operations. Additionally, I was a Partner of the company and worked 8+ years as the Head of Strategic Marketing for Doppeltime.



Further on my experience, I was an Investor and a Founding Partner of Taggd Australia, and successfully exited in 2015.

Key Team Members



Stefy Krushkelova

Head of Community



Andres L

Developer



Gavin Carr

Head of Growth, Ex Dollar Shave/Honey/Paypal



Bobby B

SEO, Google Ads and Hair Care expert, Ex Dollar Shave



Tayler M

CRO Specialist helping optimize a best-in-class digital experience



Kerri McDonald / Greenhouse

E-commerce and email/SMS marketing, Ex Glam Seamless / Beauty Industry Group



Samantha Bell

Head of Influencers, Ex Honey Influencer Lead, Ampush Growth Marketing Analyst

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Raised to date:	US $500,000
	US $0 (under Reg CF only)
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	SAFE Note
Conversion discount:	20.0%
Valuation Cap:	US $5,000,000

Additional Terms

Custody of Shares:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Vitaclean has set an overall target minimum of US $500,000 for the round, Vitaclean must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Vitaclean's Form C.
Regulation CF cap:	While Vitaclean is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,235,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

Use of Proceeds

If Minimum Amount Is Raised



If Maximum Amount Is Raised



Marketing ● New Product Line

Marketing ● New Product Line
● Interactive Customer Database

Investor Perks

Try Vitaclean

The company is offering potential SeedInvest investors a 30% discount to try their product. Copy and paste the URL below into your browser and use the discount code:"Seedinvest30" at checkout to receive the 30% discount exclusive to SeedInvest users.

https://vitacleanhq.com/

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Vitaclean's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $200,000
Closed Date	Jul 28, 2021
Security Type	Common Equity
Pre-Money valuation	US $1,800,000

The Bootstrap

Round Size	US $68,000
Closed Date	Mar 13, 2019
Security Type	Common Equity
Pre-Money valuation	US $700,000

Instant Invesment

Round Size	US $22,000
Closed Date	Jun 10, 2019
Security Type	Common Equity
Pre-Money valuation	US $950,000

Market Landscape



The estimated global hair-and-scalp market size, according to Grand View Research

Vitaclean spreads across 2 different categories/markets: shower filtration, and the hair-and-scalp market. Vitaclean helps relieve skin and hair issues, helping us take market share in the hair-and-scalp market. In the USA, in 2019, the hair and scalp market reached ~$17B, and between 2020-2021, the shower filtration and shower head markets reached a combined ~$8B. The global hair-and-scalp market currently sits at over $75B and is expected to grow to over $134B by 2028.

We believe Vitaclean stands out from competitors for a few reasons. Our shower heads offer a triple-filtration system, vitamin C infusion, and a spa-like experience with easy-to-manage refill plans. We believe we are better than our competitors because of our vitamin C filtration technology and our use of the ingredient pectin which creates a hydrating feel on your skin post-shower and a glossy finish in your hair.

We have established a strong community on our social platforms, as well as have over 800 reviews for our products. We are by far the most followed and socially interactive showerhead on the market. We cater to the wellness-curious consumer that is looking to improve their everyday life and cares about their health and wellbeing. Our customers are a blend of people not only looking to elevate their shower, but also to heal their skin and hair conditions such as dry scalp, dandruff, dry skin, etc.

You can read more about how our shower head compares to our competitors here: https://lavatorylab.com/shower-filters/reviews/product-reviews/vitaclean-shower-filter-review/ (Linked in in Data Room below)

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The hair and scalp market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop products, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Kristina Velkova and Sara Douglas. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown.

The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The Company does not have an employment contract in place with its employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation.

The Company does not have formal advisor agreements in place with listed advisors. Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous dutys and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's subsidiaries have not filed a Form D for its previous offerings from 2019 and 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Fluctuations in foreign currency exchange rates affect financial results in U.S. dollar terms. A portion of the Company's revenues come from international operations. Revenues generated and expenses incurred by international subsidiaries are often denominated in local currencies. As a result, consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of the Company's international subsidiaries are translated from local currencies into U.S. dollars. The Company's financial results are subject to changes in exchange rates that impact the settlement of transactions in non local currencies.

The Company is a holding company and its only material assets are its ownership interests in Vitaclean HQ Limited and Vitaclean Inc. The Company is dependent upon distributions from its subsidiaries to pay taxes and other expenses and has no independent means of generating revenue. To the extent the Company may need funds to pay liabilities or to fund operations, and the subsidiaries are restricted from making distributions to the Holding Company under applicable agreements, laws or regulations, or do not have sufficient cash to make these distributions, the Holding Company may have to borrow funds to meet these obligations and operate the business. This could cause its liquidity and financial condition to be materially adversely affected.

The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The reviewing CPA has included a "subsequent events" note in the reviewed financials. The Company has evaluated subsequent events for the period from December 31, 2021, through November 8, 2022, which is the date the financial statements were available to be issued. In 2022, the Company entered into a Shopify Capital Agreement in the amount of $28,000, which bears a remittance rate of 17%.

Vitaclean HQ has the following related party transactions: During the past period, the Company borrowed from the co-founder and the officer, Sara Douglas, and no contract has been put in place. As of October 31, 2021, and October 31, 2020, the outstanding balances were $23,457 and $30,591, respectively. During the past period, the Company borrowed from the co-founder and the officer, Kristina Velkova, and no contract has been put in place. As of October 31, 2021,and October 31, 2020, the outstanding balances were $0 and $1,199, respectively. During the past period, the Company borrowed from a related party from the United States, Vitaclean Inc, and no contract has been put in place. As of October 31, 2021, and October 31, 2020, the outstanding balances were $0 and $11,420, respectively.

Vitaclean Inc has the following related party transactions: In 2019, the company received loans from its owner and Officer, Sara Douglas, in the amount of $20,000. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan is $12,264 and $11,964. In 2021, the Company received loans from its parent company, Vitaclean HQ fromThe United Kingdom in the amount of $39,929. The loan bears no interest rate and has no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan is $39,929 and $0. In 2019, the Company received a Friends and Family loan from Sara Douglas's parents in the amount of $27,053. The loans bear no interest rate and have no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan is $27,053 and $27,053. The Company had certain receivables from Kristina Velkova, Co-Founder and Officer. As of December 31, 2021,and December 31, 2020, the outstanding balance of the amount due from Kristina Velkova amounted to $2,769 and $2,709, respectively. The Company had certain receivables from its parent company Vitaclean HQ from The United Kingdom. As of December 31, 2021, and December 31, 2020, the outstanding balance of the amount due from Vitaclean HQ amounted to $0 and $3,911, respectively.

The Company has outstanding liabilities. The Company owes (i) Metro Bank PLC $36,265 (ii) PayPal $20,614 (iii) Friends & Family $27,053 (iv) Sara Douglas $12,264 (v) $26,396 for a Shopify Merchant Loan.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
⌄ ▢ Financials (3 files)	Nov 18, 2022	Folder
⌄ ▢ Fundraising Round (1 file)	Nov 18, 2022	Folder
⌄ ▢ Investor Agreements (1 file)	Nov 18, 2022	Folder
⌄ ▢ Miscellaneous (5 files)	Nov 18, 2022	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Vitaclean

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Vitaclean. Once Vitaclean accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Vitaclean in exchange for your securities. At that point, you will be a proud owner in Vitaclean.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Vitaclean has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Vitaclean does not plan to list these securities on a national exchange or another secondary market. At some point Vitaclean may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Vitaclean either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Vitaclean's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Vitaclean's Form C. The Form C includes important details about Vitaclean's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

VITACLEAN

The Leaders of Shower Wellness


WALL MOUNT SHOWER HEAD
SAY HELLO TO HEALTHIER HAIR & GLOWING SKIN!
VITACLEAN
Aromatherapy Experience
Improves Water Pressure
Vitamin C Filtration
Chlorine Removal
Get ready for
THE BEST SHOWER
you'll ever take
WAKE UP BO$$ UP

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The Dirty Truth: The water you shower in is not as clean as you think

More than 100M Americans, almost a third of the entire population, suffer from skin issues that are caused by bad water conditions.

Eczema affects 30M Americans
Psoriasis affects around 7.4M Americans
Rosacea affects 16M Americans
Acne 50M Americans

Unfiltered water, both hard and soft, carries harsh minerals and impurities from dirty, rusty pipes that can damage skin and hair. This causes weakened hair follicles, flaky skin, psoriasis, and eczema flare-ups.

VITACLEAN



Data has shown that showering in hard water can increase the likelihood of suffering from eczema by 50%.





"We made your shower a key part of your beauty & wellness routine."

Vitaclean: Showering Elevated.

Vitaclean's triple-filtered showerheads are infused with Vitamin C and essential oils, which improve damaged skin and hair conditions while providing a spa-like shower experience that consumers can't get enough of.

Vitaclean captures pipe rust, harsh minerals, and dirt - elements that contribute to bad water conditions that can lead to skin issues.

VITACLEAN

How our Showerheads Work







Vitaclean uses a three-part filtration system to filter water, capture pipe rust, dirt and mineral buildup, and turns your shower into a spa-like scented oasis. Customers experienced skin and hair improvements after just one shower.

Upkeep is required to maintain effectiveness, so we developed a proven sticky subscription and returning customer model.

HANDHELD

LEVEL 1

Vitamin C Shot

Neutralises harsh chlorine and creates a spa-like aromatherapy experience in your home.

EMBRACE YOUR WANDERLUST

LEVEL 2

Cloth Filter

Traps residual pipe rust, dirt, sediments, calcium, and more that build up in yor plumbing.

LEVEL 3

Antibacterial Filter

Ceramic balls or Elite Shungit filter remove nasty impurities, bacteria, and toxins from your shower

WALLMOUNT

LEVEL 1

Vitamin C Shot

Neutralizes harsh chemicals that can damage your skin and hair.

LEVEL 2

Particle Filter

Traps calcium, sediment, and rust that builds up in your plumbing.

YOU
ARE
RADIANT

LEVEL 3

Antibacterial Filter

Reduces harmful bacteria and toxins in your water supply.

VITACLEAN

Business Model

We sell showerheads, filters, vitamin C-enriched shots, and daily use products direct-to-consumer through both quarterly subscription and on-demand purchases.



WALL MOUNT STARTER KIT

$125

HANDHELD STARTER KIT

$90

FILTERS

SHUNGITE

$18.99

CLOTH PACK

$17.99

CERAMIC

$7.99

ENJOY THE SIMPLE THINGS

VITAMIN C SHOTS

$18.99

FILTERS

SHUNGITE

$18.99

CLOTH PACK

$17.99

CERAMIC

$7.99

BELIEVE IN YOURSELF

VITAMIN C SHOTS

$18.99

Subscription items

COMPLEMENTARY PRODUCTS

24K ROSE GOLD

SCRUB

$19.99

HAIR TOWEL

$24.99

BATHROBE

$29.99

Historic Growth

The business was originally founded in 2017 in London, UK, and full-time operations and efforts began in 2018. In 2019 we raised a Friends & Family round that helped us launch in the USA. We saw immediate success in the USA with high-value baskets and a loyal customer base.

During the pandemic, we focused on optimizing the website for easy subscription sign-up for our existing customers and grew subscriptions by 858% and the business by 43% YoY. In 2021 we brought on a Head of Growth and grew the business by 53% YoY.

**US Business



Vitaclean Holdings (USD)

— US & UK

$97,961.19
$277,048.95
$348,378.49
$540,052.01

** All GBP has been converted into USD

2018

Launched in UK only with handheld shower heads

2019

Raised ~$90K from Friends and Family

Launched in the USA with Wall Mount shower head

2020

Launched custom refill subscription platform to increase subscriptions

2021

Raised $200K from noteworthy investment team

2022

Raised $500K in June 22' from same investor group

Rebranded with world class agency to expand consumer base

Traction to date

Our business model is strong due to our sticky quarterly subscription. Our loyal customers subscribe and stay subscribed because they see results from our product.

** All stats are from 2022

Subscription retention over a 30 month period
70%

Gross Margin
59%

AOV (returning customers)
$55

ROI positive on first order
1.25

AVG. Review rating
4.6

US Subscriber revenue growth YTD (*US business)
118%

AOV (new customers)
$104

Low media CAC
$27

Revenue LTV
$422

YoY growth YTD (*US business)
83%

High-Value Repeat Customers



MoM Returning Customer Rate %

75.99% 77.58% 78.28% 83.66% 78.96% 76.95% 81.21%

April May June July August September October

**US Business 2022

<u>Our repeat customers are a blend of on-demand and subscribers with retention rates shy of 76%.</u> Both are high-value with strong cart sizes and repeated quarterly purchase behaviors.

We are continuing to increase the percentage of subscribers through funnel optimizations, cross/up-sell opportunities, and providing easy ways to manage a user's subscription.

Overall Repeat
Customer Rate 2022

~76%

Average Order per
Subscriber

**6+ orders
Including initial purchase
and subscription**

VITACLEAN

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Core Customer

85% of the US population showers in hard water.

This massive market opportunity positions Vitaclean extremely well to help these households live healthier lives.

The age range of the Vitaclean core customer is 25-34. They are in the top 10% of household income in the US.

They invest in their wellness routines on all fronts. Now they have the opportunity to do the same with their shower experience.

% Of Revenue by Age Group



% Of Revenue by Gender



Male
22.2%

Female
77.8%

Noteworthy Media Mentions



COSMOPOLITAN
subscribe
UK
The Kardashians' hairstylist says to add this *one* thing to your shower for silkier hair
It wasn't what we were expecting...
by CASSIE POWNEY
APR 23, 2020
AXELLE/BAUER-GRIFFIN / GETTY IMAGES
ACCESS HOLLYWOOD
ECO-FRIENDLY BEAUTY BRANDS
QVC
PRIVATE AND CONFIDENTIAL
REFINERY29
BEAUTY
Could A Shower Head Filter Transform My Skin & Hair?
DANIELA MOROSINI
MAY 21, 2021 2:00 AM
BAZAAR
SUBSCRIBE
SIGN IN
Every product on this page was chosen by a Harper's BAZAAR editor. We may earn commission on some of the items you choose to buy.
Could a Shower Filter Be the Missing Component to Your Wellness Routine?
Why it's more than just creating a spa-like bathroom.
BY STEVEN MACARI / APR 27 2020, 2:30 PM EDT
VOGUE
BRITAIN
FASHION BEAUTY ARTS & LIFESTYLE RUNWAY
BEAUTY
How To Make Your Morning Shower More
Tips From the Top: Conversation With Kristina Velkova and Sara Douglas
I spoke to Kristina Velkova and Sara Douglas, co-founders of Vitaclean, about their journey and their best advice
By Adam Mendler, Lessons In Leadership
Spa time
The latest pampering places, products and treatments
SPA OF THE MONTH
THE TREATMENTS
'We tried the Sculpt & Shape programme – a range of detoxing, draining and sculpting treatments.'
GQ
6 best new grooming products in the world this week
From fragrances to face scrubs, we get to put some of the best men's grooming products to the test here at GQ HQ. If you
INSIDER
HOME > REVIEWS
This $90 shower head filter has vitamin C and essential oils to help soothe dry skin and hair — I saw effects immediately after one use
Jessica DeFino
InStyle.co.uk
Home › Beauty › Beauty Products & Tools › 7 Genius Beauty Products
A Filter Shower Head & Fringe Holders: 7 Genius Beauty Products You Never Knew You Needed
2. Vitaclean Vitamin C Filtered Shower Head (£59.99)

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

The Shower Head Landscape



SPA-LIKE BEAUTY EXPERIENCE
VITACLEAN
MOEN × INLY
AROMATHERAPY SHOWER
SINGLE FILTRATION
TRIPLE FILTRATION
SONAKI
PureAction™
Pure Water Anytime Anywhere
SHOWER ENVY
TECHNOLOGIES
jolie
FILTERED SHOWERHEAD

FILTERED EXPERIENCE
PureAction™
Pure Water Anytime Anywhere
SONAKI
VITACLEAN
jolie
MOEN × INLY
AROMATHERAPY SHOWER
T3
SINGLE PURCHASE
SUBSCRIPTION FOCUSED
KOHLER.
GROHE
RETAIL FOCUSED

The filtered showerhead market lacks a leading brand, especially in the subscription space. Vitaclean is differentiated as a digitally-native wellness shower experience. Our focus on beauty, wellness, and lifestyle improvements diversify our customer base. Our strong reviews and loyal community help us to stand out.

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Capturing a Global TAM

Our customers are people looking to improve their everyday shower, as well as people who have skin and hair conditions and use Vitaclean to relieve these problems.

These metrics help us shape and refine future branding direction and data-driven product lines.



Better Water Pressure
13.1%
Filtration
31%
Why people use Vitaclean
Skin and Hair Issues
36.9%
Spa-Like Shower
19%

**US existing customer survey data



USA Market
$20B+ US
20B
15B
10B
5B
0B
In 2019
In 2021
In 2020
Hair & Scalp Care Market
Shower Filtration Market
Shower Head Market

GLOBAL Market
$75B+ Globally
100B
75B
50B
25B
0B
In 2020
By 2026
By 2026
Hair & Scalp Care Market
Shower Filtration Market
Shower Head Market

VITACLEAN



Female Founded and Operated

"As former models and businesswomen, we experienced firsthand the damaging effects of unfiltered showers. After being unable to find an affordable solution, we decided to create the perfect one ourselves."

Kristina Velkova

Fashion Institute of Technology
- 5+ years of Brand Development, Marketing & Content Creation,
- 10+ yrs Professional Model for brands including Dior, Burberry, Loreal, and many more

Sara Douglas

The University of Sydney,
- 5+ years of tech consultancy (content, influencer marketing, and app building strategy)
- Investor and Founding Partner of Taggd Australia (exited in 2015).
- 1.5 years in Fintech in the UK.

V I T A C L E A N

Strong and Lean Team



Gavin

Head of Growth
Ex Head of Growth for successful D2C
unicorns Dollar Shave/Honey/Paypal



Samantha Bell

Head of Influencers, ex Honey / Influencer Lead/
Ampush, Sr. Growth Marketing An



Bobby

Google Ads and SEO Hair Care Expert
Ex Dollar Shave and other beauty brands



Tyler

CRO specialist helping optimize
a best-in-class digital experience



Kerri

E-commerce and email/sms marketing
Ex Glam Seamless / Beauty Industry Group



Stefy

Customer Service and
Head of Community



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Shareholders

Board Director

Richard Blankenship
Dream Ventures / VC Friends



Steve Borelli
Founder of Cuts Clothing



Nick Ajluni
Co-Founder, Truff Sauce



Steven Hannes
Private Investor



Nick Guillen
Co-Founder, Truff Sauce



Mark Mastrandrea
Co-Founder, Ikonick



Dan Morris
Co-Founder, Sugar Bear Hair



Dream Ventures
Private Fund

VITACLEAN

A Bold New Direction

Through social listening, surveys, and numerous customer requests we have gathered data on what our customers want to see next from Vitaclean.

We aim to become a holistic brand with a range of products based on our customer's needs.

We completed a brand refresh which was essential to capture a gender-neutral audience and increase the percentage of male customers from the current 22% of total customers while expanding into further product markets.

To achieve a cohesive look and feel, we worked with a world-class agency, which has worked with Sephora, Bite, Beauty Blender, Amazon Prime, and more. The new branding is set to launch in 2023.



SNEAK PEEK!

VITACLEAN REIMAGINED | 2023

VITACLEAN

Fundraising

We are raising funds to launch our rebrand and new product line to become a holistic shower wellness brand. <u>The new product line will increase AOV, LTV and sales.</u>



New product line
30%

Sales & Marketing
70%



- Proof of concept
- US launch

- D2C growth
- Rebrand
- External hire: Fractional CFO & Logistics Controller

- New Rebrand Launch
- Product Build-Out
- Sales & Marketing

- B2B growth Retail, Spa, Hair Salons, Wellness Center
- Hire: Retail & Sales

VITACLEAN

Thank you!


VITACLEAN
Get ready for
THE BEST SHOWER
you'll ever take
SAY HELLO TO HEALTHIER
HAIR & GLOWING SKIN!
WALL MOUNT SHOWER HEAD